SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2006,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from __________________ to ___________________
Commission file number: 000-21682
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
SPARTA, INC. PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SPARTA, INC.
25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630

SIGNATURES
Consent of Independent Registered Public Accounting Firm
PROFIT SHARING PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned, thereunto duly authorized.

SPARTA, INC. PROFIT SHARING PLAN

Date: June 26, 2007	/s/ Jerry R. Fabian

Jerry R. Fabian, Vice President and Director of Business Administration

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sparta, Inc.
We consent to the incorporation by reference in the Registration Statement (No. 33-45915) on Form S-8 of Sparta, Inc. of our report dated June 21, 2007, with respect to the statements of net assets available for benefits of Sparta, Inc. Profit Sharing Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Sparta, Inc. Profit Sharing Plan.
Lesley, Thomas, Schwarz & Postma, Inc.
A Professional Accountancy Corporation
Newport Beach, California
June 26, 2007

PROFIT SHARING PLAN
SPARTA, INC.
PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006 AND 2005
(With Report of Independent Registered
Public Accounting Firm Thereon)

SPARTA, INC.
PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits — as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
*All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

June 21, 2007
Report of Independent Registered Public Accounting Firm
To the Board of Directors of
Sparta, Inc.
     We have audited the accompanying statements of net assets available for benefits of the Sparta, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Lesley, Thomas, Schwarz & Postma, Inc.
A Professional Accountancy Corporation
Newport Beach, California

SPARTA, INC. PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS
Investments at fair value (Note 3)
Interest bearing cash	$16,048,593	$14,782,516
SPARTA, Inc. common stock	107,301,951	118,504,146
Mutual funds	52,985,712	40,060,592
Insurance annuity contracts	428,901	384,286
Limited partnership interest	22,975	22,975
Participant loans	1,672,444	1,602,459
Self directed brokerage accounts	8,718,466	7,764,593

Total investments at fair value	187,179,042	183,121,567

Receivables
Employer contributions	13,712,199	11,815,171

Total receivables	13,712,199	11,815,171

Total assets	200,891,241	194,936,738

LIABILITY	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$200,891,241	$194,936,738

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note 3)
Net appreciation in fair value of investments	$8,797,078	$19,504,099
Interest and dividends	866,506	491,930

	9,663,584	19,996,029

Contributions
Employer’s
Cash	7,490,495	6,130,763
Non-cash (SPARTA, Inc. common stock)	6,221,704	5,684,408
Participants’	8,628,462	7,464,044
Participant rollovers	668,521	2,403,731

	23,009,182	21,682,946

Total additions to net assets	32,672,766	41,678,975

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	16,519,310	6,132,384
Administrative expenses	204,352	93,630

Total deductions from net assets	16,723,662	6,226,014

TRANSFERS TO OTHER PLAN (Note 7)	(9,994,601)	—

NET INCREASE	5,954,503	35,452,961

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	194,936,738	159,483,777

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$200,891,241	$194,936,738

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF THE PLAN
     The following description of the SPARTA, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     General — The Plan is a contributory defined contribution plan adopted by SPARTA, Inc. (the “Company”) on October 1, 1979 for substantially all of its employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for immediate eligibility into the Plan and one hundred percent (100%) vesting in all contributions to the Plan, at all times.
     The Plan’s investments are held in trust. TruSource, a division of Union Bank of California, N.A., is the trustee of the Plan, and an officer of the Company is the trustee with respect to the Company’s common stock held by the Plan.
     Employee Contributions — For the years ended December 31, 2006 and 2005, eligible employees could contribute up to the lesser of one hundred (100%) of their annual compensation or $15,000 and $14,000, respectively, to the Plan. In addition, participants who attained age fifty (50) on or before December 31, 2006 and 2005 were allowed to make an additional annual “catch up” contribution of up to $5,000 and $4,000, respectively for the Plan year.
     Participants may elect to invest their contributions in any of 18 core mutual funds, or in self-directed accounts. Investments in self-directed accounts are subject to additional administrative and transaction fees.
     Employer Contributions — The amount of the annual contribution to the Plan is at the discretion of the Board of Directors of the Company (the “Board”). The Company makes both matching contributions and profit sharing contributions, based on the type of employee as defined by the Plan. The Company’s contribution to the Plan each year may be made in the form of the Company’s common stock, cash, or both, at the discretion of the Company’s Board of Directors.
     Employer contributions are allocated to participants based on compensation (as defined in the Plan) and years of service. For the profit sharing portion of the employer contribution, approximately fifty percent (50%) was made in the Company’s common stock and the reminder was made in cash for full-time, active employees, and one hundred percent (100%) was made in cash for all other employees. For the matching portion of the employer contribution, one hundred percent (100%) was made in the Company’s common stock for full-time, active employees.
     For the year ended December 31, 2006, total contributions made by the employer of $13,712,199 were comprised of 150,319 shares of the Company’s common stock valued at $6,221,704, with a share price of $41.39 and cash contributions of $7,490,495.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
     For the year ended December 31, 2005, total contributions made by the employer of $11,815,171 were comprised of 143,747 shares of the Company’s common stock valued at $5,684,408, with per share prices ranging from $36.90 to $42.12, and cash contributions of $6,130,763.
     Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum cash distribution except to the extent that the participant elects to have his or her benefits distributed in kind. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
     Plan Expenses — The Company absorbs a portion of Plan expenses incurred for the administration and management of the Plan. All other administrative fees are deducted from the account for each participant.
     Participant Loans — Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market rate and require adequate security. All loans require repayment over a period of time not to exceed five (5) years, except for loans for the purchase of a principal residence, which may be repaid over a period of up to 15 years. The Plan requires that the loans be in compliance with Internal Revenue Code Section 72.
     Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
     Non-Discrimination Testing for Employee and Employer Contributions — The Plan, as required by the Internal Revenue Code, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund a portion of the excess employee deferral contributions. Excess deferral contributions which are refunded within two and one-half (2 1/2) months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2 1/2) months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Investment Valuation — Corporate stocks and mutual funds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the Plan year. Investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.
     The insurance annuity contracts are valued by an insurance company and are based on the cash surrender value of each individual contract.
     Investments in the Company’s common stock are valued using the quarterly stock price formula, which is used in all transactions affecting the Company’s common stock. The value at December 31, 2006 was $42.78 per share, based upon the quarterly formula calculation at January 22, 2007, which was determined based on the Company’s financial data at December 31, 2006. The value at December 31, 2005 was $42.53 per share, based upon the quarterly formula calculation at January 23, 2006, which was determined based on the Company’s financial data at December 31, 2005.
     An independent valuation firm determined that the stock price valuations (using the quarterly stock price formula) were a proper reflection of the fair market values at the valuation dates of March 31, 2006 and 2005. The stock prices calculated using the quarterly formula and affirmed by the independent valuation firm were $41.25 and $40.87 at March 31, 2006 and 2005, respectively, and were consistent with the values as previously computed using the quarterly formula.
     An independent stock price valuation was also prepared subsequent to the Plan year end and was consistent with the prevailing stock prices using the quarterly stock price formula. The Company’s common stock price, as calculated using the quarterly formula and affirmed by the independent valuation firm, was $43.86 at March 31, 2007.
     The fair value of the limited partnership interest is based on the estimated fair value of their underlying assets held by the partnership.
     The fair value of the participant loans is based on the outstanding principal balance of the loans.
     The fair value of the corporate bonds is based on quoted market prices.
     Contribution Funding — Participant contributions are funded bi-weekly. Employer retirement contributions are funded annually.

NOTE 3 — INVESTMENTS
     The following table presents the fair values of the investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2006 and 2005 are separately identified:

	December 31,
	2006		2005
PARTICIPANT DIRECTED INVESTMENTS:
Participant loans	$1,672,444		$1,602,459
Limited partnership interest	22,975		22,975
SPARTA, Inc. common stock	107,301,951	*	118,504,146	*
Interest bearing cash
American Funds Cash Management Trust	16,048,572	*	14,782,496	*
Other interest bearing cash	21		20
Mutual funds	52,985,712		40,060,592
Insurance annuity contracts	428,901		384,286
Self directed brokerage accounts
Corporate bonds	—		4,948
Domestic and foreign corporate stock	3,832,128		3,349,325
Mutual funds	4,861,560		4,406,127
Closely held instruments	20,000		—
Principal cash	1,572		—
Corporate debt instruments	3,206		4,193

	$187,179,042		$183,121,567

*Investments that represent five percent (5%) or more of the Plan’s net assets.

NOTE 3 — INVESTMENTS (CONTINUED)
     The Plan’s investments (including gains and losses on investments bought and sold as well as held) appreciated in value for the years ended December 31, 2006 and 2005. A summary of the changes in the fair value of the investments is as follows:

	Years Ended December 31,
	2006	2005
PARTICIPANT DIRECTED INVESTMENTS:
SPARTA, Inc. common stock	$751,215	$16,273,531
Insurance annuity contracts	44,614	214
Self directed brokerage accounts	977,878	488,256
Mutual funds	7,023,371	2,742,098

	$8,797,078	$19,504,099

     The Plan places a substantial portion of its assets with Union Bank of California’s Trust Variable Savings Account, American Funds Cash Management Trust of America, Federated Automated Cash Management Trust, Vanguard Federal Money Market Fund and Canterbury Capital Custodial Money Market. Among them are $16,048,593 of temporary cash investments consisting principally of savings account and money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation or by the Federal Deposit Insurance Corporation. The plan administrator and Company management do not believe that the Plan is at risk, and believe that no significant loss will occur.
     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 4 — PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

NOTE 5— INCOME TAX STATUS
     The Plan obtained its latest determination letter on February 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision was made for federal or state income taxes in the accompanying financial statements.
NOTE 6— RELATED PARTY TRANSACTIONS
     The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2006 and 2005, the Plan purchased 371,316 and 407,481 shares of the Company’s common stock, respectively, at prices ranging from $42.12 to $41.39 per share. In addition, during the Plan years ended December 31, 2006 and 2005, the Plan sold 571,335 and 323,789 shares of the Company’s common stock, respectively, at prices ranging from $42.12 to $41.39 per share.
NOTE 7 — TRANSFERS TO OTHER PLAN
     Effective December 29, 2006, Spiral Technology, Inc., a wholly owned subsidiary, was spun off into an independent employee-owned company. In connection with the spin-off, a new plan was established for the employees of Spiral Technology, Inc. with participation effective December 1, 2006. In December 2006, assets totaling $9,994,601 were transferred from the SPARTA Plan into the Spiral Technology, Inc. Plan.

SUPPLEMENTAL SCHEDULE

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006
FEIN: 63-0775889
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Interest Bearing Cash
	American Funds Cash Management	Short Term Investments	**	$16,048,572
	Trust Of America Cl A
*	Union Bank of California Variable	Short Term Investments	**	21
	Rate Savings Account

				16,048,593

	Common Stock
*	SPARTA Stock -- Custodial	Common Stock, 2,508,227 shares	**	107,301,951

	Limited Partnership
	Ledcor Properties, A Ca. L.P.	Limited Partnership	**	22,975

	Mutual Funds
	Aim Investment Real Estate	Mutual Funds	**	4,837,416
	American Balanced Fund Cl A	Mutual Funds	**	2,916,615
	American Bond Fund Of America Cl A	Mutual Funds	**	2,932,324
	American Europacific Growth Cl A	Mutual Funds	**	6,539,082
	American Growth Fd Of America Cl A	Mutual Funds	**	6,159,829
	Barclays Lifepath 2010, CL I	Mutual Funds	**	311,563
	Barclays Lifepath 2020, CL I	Mutual Funds	**	289,137
	Barclays Lifepath 2030, CL I	Mutual Funds	**	400,688
	Barclays Lifepath 2040, CL I	Mutual Funds	**	360,209
	Barclays Lifepath Income Cl I	Mutual Funds	**	201,220
	Dreyfus S&P500 Index Fund	Mutual Funds	**	8,877,477
	Hotchkis & Wiley Lrge Cap Val, CL A	Mutual Funds	**	6,322,365
	Lord Abbet Mid Cap Value Cl A	Mutual Funds	**	2,450,938
	Pioneer High Yield	Mutual Funds	**	743,643
	Royce Value Investment Class A	Mutual Funds	**	1,800,235
	Royce Value Plus Invest Class A	Mutual Funds	**	3,981,799
	RS Value Fund	Mutual Funds	**	3,861,172

				52,985,712

* Party-in interest
** Historical cost information is not required for participant-directed investment funds
See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006
FEIN: 63-0775889
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value

	Insurance Annuity Contracts
	American Skandia Life Assurance	Insurance Policies	**	284,203
	Group Annuity
	American Skandia Life Assurance	Insurance Policies	**	26,528
	Contract
	Integrity Life Insurance	Insurance Policies	**	118,170

				428,901

	Self Directed Brokerage
	Accounts	Other assets	**	8,718,466

	Participant Loans
*	Plan Participants	Participant Loans, various dates and
		interest rates ranging from 5.0% to 9.25%	$0	1,672,444

	Totals			$187,179,042

* Party-in interest
** Historical cost information is not required for participant- directed investment funds
See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements